AEGON’s 2010 total embedded value increased 6% to EUR 18.9 billion

•	Embedded value life insurance increases to EUR 25.8 billion

AEGON’s total embedded value at the end of 2010 totalled EUR 18.9 billion, an increase of 6% compared with last year, mainly driven by a higher embedded value life insurance (EVLI).

Embedded value is a key measure of an insurance company’s underlying worth, and embedded value life insurance (EVLI) estimates the value of future profits expected from existing insurance contracts. AEGON believes that, along with other publicly disclosed financial data, embedded value provides valuable additional information for analysts and investors.

Embedded value for AEGON’s life insurance business increased to EUR 25.8 billion and includes new business worth of approximately EUR 0.6 billion. The figures reflect a positive performance from AEGON’s existing in-force business, partly as a result of cost savings measures, as well as improved financial markets and strengthening of currencies against the euro, particularly the US dollar. Changes in operating assumptions had a negative effect and were primarily due to strengthening of persistency in the Americas and assumed increasing longevity in the Netherlands. The negative impact from economic assumption changes, largely caused by the impact of lower interest rates in the Netherlands, were offset by improved long-term investment returns mainly as a result of the positive impact of the interest rate hedging program in the Netherlands.

At the end of 2010, the free surplus on life insurance business increased to EUR 3.3 billion, due mainly to strong earnings on the in-force portfolio and lower capital required for new business. Operating margins on embedded value declined slightly from 5.8% to 5.3%, with stronger in-force performance offsetting a lower level of new business value.

Embedded value (amounts in millions unless stated otherwise, after tax)	Year-end 2010 EUR	Year-end 2009 EUR	%
Life business
Adjusted net worth (ANW)	15,959	13,216	21
Free surplus (FS)	3,261	2,404	36
Required surplus (RS)	12,697	10,811	17

Value of in-force life business (ViF)	9,798	10,081	(3)
Present value future profits (PVFP)	13,570	13,035	4
Cost of capital (CoC)	(3,772)	(2,955)	(28)

Embedded value life insurance (EVLI)	25,756	23,296	11

Other activities
IFRS book value	733	1,137	(36)

Total embedded value before holding activities	26,489	24,434	8

Holding activities	(7,598)	(6,663)	(14)
Market value of debt, capital securities & other net liabilities	(7,098)	(6,187)	(15)
Present value holding expenses	(500)	(477)	(5)
Total embedded value (TEV)	18,891	17,770	6
Value of preferred share capital	(1,170)	(1,301)	10

Total embedded value (TEV) attributable to common shareholders	17,721	16,469	8
TEV attributable to common shareholders per share (EUR)	10.38	9.65	8

Value of new business (amounts in millions, after tax)	2010 EUR	2009 EUR	%

Americas	230	293	(22)
The Netherlands	144	184	(22)
United Kingdom	65	170	(62)
New Markets	116	120	(3)
Asia	4	4	0
Central & Eastern Europe	49	46	7
Spain & France	51	82	(38)
Variable Annuities	11	(11)	—

Total	555	767	(28)

About AEGON

As an international life insurance, pension and asset management company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 27,000 people and have some 40 million customers across the globe.

Contact information

Media relations:

Greg Tucker

+31(0)70 344 8956

gcc-ir@aegon.com

Investor relations:

Willem van den Berg

+31 (0)70 344 8305

877 548 9668 – toll free USA only

ir@aegon.com

www.aegon.com

Key figures - EUR	Q1 2011	Full year 2010
Underlying earnings before tax	414 million	1.8 billion
New life sales	501 million	2.1 billion
Gross deposits	7.4 billion	33 billion
Revenue-generating investments (end of period)	400 billion	413 billion

Cautionary note regarding non-GAAP measures

This document includes certain non-GAAP financial measures: underlying earnings before tax and value of new business. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of our Condensed consolidated interim financial statements. Value of new business is not based on IFRS, which are used to report AEGON’s primary financial statements and should not viewed as a substitute for IFRS financial measures. We may define and calculate value of new business differently than other companies. Please see AEGON’s Embedded Value Report dated May 12, 2010 for an explanation of how we define and calculate. AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This document contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	Our inability to obtain consent from the Dutch Central Bank to repurchase our Core Capital Securities; and

•	The non-fulfillment of the conditions precedent underlying the agreement to divest Transamerica Reinsurance.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.